040-00294

                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                  FORM U-6B-2/A

                       Amended Certificate of Notification

     Amended Certificate is filed by: Jersey Central Power & Light Company (the "Company"), a subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This amended certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     $150,000,000 aggregate principal amount of 4.80% Senior Notes due 2018 (the "Notes")

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     $150,000,000

4.   Rate of interest per annum of each security:

     4.80%

5.   Date of issue, renewal or guaranty of each security:

     May 22, 2003

6.   If renewal of security, give date of original issue:

     Not Applicable.

7.   Date of maturity of each security:

     June 15, 2018


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8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The Company issued and sold the Notes to Morgan Stanley & Co. Incorporated, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and NatCity Investments, Inc. (collectively, the "Underwriters"), pursuant to an Underwriting Agreement dated May 19, 2003 among the Company and the Underwriters.

9.   Collateral given with each security:

     The Notes were issued pursuant to the Indenture (the "Senior Note Indenture") dated as of July 1, 1999, between the Company and The Bank of New York, as successor trustee (in such capacity, the "Senior Note Trustee"). Initially, the Notes will be secured by $150,000,000 aggregate principal amount of the Company's first mortgage bonds issued under the Indenture, dated as of March 1, 1946, between the Company and The Bank of New York, as Successor Trustee (the "Mortgage Trustee"), as amended and supplemented, and delivered to the Senior Note Trustee. However, in accordance with the Senior Note Indenture, on the date that the Senior Note Trustee holds 80% or more of all of the Company's outstanding first mortgage bonds, the first mortgage bonds securing the Notes and all other senior notes issued under the Senior Note Indenture will be released from the lien of the Senior Note Indenture and the Notes will no longer be secured by any of the Company's first mortgage bonds. As of that date, the Notes will be unsecured obligations of the Company and will rank equally with all of its unsecured and unsubordinated indebtedness.

10.  Consideration given for each security:

     $147,726,000

11.  Application of proceeds of each security:

     The Company intends to use the net proceeds from the sale of the Senior Notes to provide for the redemption of a portion of the Company's outstanding first mortgage bonds and monthly income preferred securities.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     (a) the provisions contained in the first sentence of Section 6(b) [ ]

     (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not

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more  than 5  percentum  of the  principal  amount  and par  value of the  other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.


                                         JERSEY CENTRAL POWER & LIGHT COMPANY


                                         By: /s/Thomas C. Navin
                                             ---------------------------------
                                                Thomas C. Navin
                                                Treasurer


Date: June 3, 2003

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